AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Silver Standard Resources Inc. (“Silver Standard”) to assist the Board in monitoring:

(1)	the integrity of the financial statements of Silver Standard;

(2)	the independent auditor’s qualifications and independence;

(3)	the performance of Silver Standard’s internal audit function and independent auditors; and

(4)	the compliance by Silver Standard with legal and regulatory requirements.

Committee Membership

The members of the Committee shall be appointed by the Board. The Committee shall be composed of not less than three members of the Board. Each member of the Committee shall be “independent” in accordance with applicable law, including the rules and regulations of the Securities and Exchange Commission, the rules of the Nasdaq Stock Market and the instruments of the Canadian Securities Administrators, or available exemptions therefrom. All of the members of the Committee shall also meet the experience requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations of the Securities and Exchange Commission. At least one member of the Committee shall be a “financial expert” as defined by the Securities and Exchange Commission, unless otherwise determined by the Board.

The Chair of the Committee shall be designated by the Board. Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Meetings

The Committee shall meet as often as it determines, but not less frequently than quarterly, unless otherwise determined by the Board.

Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Committee.

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The independent auditors will have direct access to the Committee at their own initiative.

The Committee will report periodically its findings and recommendations to the Board.

Committee Authority and Responsibilities

Responsibilities and powers of the Committee include:

Annual review and revision of this Charter as necessary with the approval of the Board.

Determining, as a committee of the Board, the selection, appointment, evaluation, fees and, if necessary, replacement of the independent auditors, subject to the approval of the shareholders of Silver Standard.

Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Committee.

Ensuring that the auditors report directly to the Committee and are made accountable to the Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Silver Standard and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. The Committee will report to the Board its conclusions on the independence of the auditors and the basis for these conclusions.

Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

bookkeeping or other services related to the accounting records or financial statements of Silver Standard;

financial information systems design and implementation;

appraisal or valuation services, fairness opinions, or contribution- in-kind reports;

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actuarial services;

internal audit outsourcing services;

management functions or human resources;

broker or dealer, investment adviser or investment banking services;

legal services and expert services unrelated to the audit; and

any other services which the Public Company Accounting Oversight Board and Canadian Public Accountability Board determine to be impermissible.

Preapproving any permissible non-audit engagements of the independent auditors, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) (see Appendix B) of the Exchange Act which are approved by the Committee prior to the completion of the audit.

Meeting with the auditors and financial management of Silver Standard to review the scope of the proposed audit for the current year, and the audit procedures to be used.

Reviewing with management and the independent auditors:

Silver Standard’s annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board prior to its release, and ensuring that:

management has reviewed the audited financial statements with the Committee, including significant judgments affecting the financial statements;

the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee;

the Committee has received the assurance of both financial management and the independent auditors that Silver Standard’s financial statements are fairly presented in conformity with Canadian generally accepted accounting standards (“GAAP”), and as of 2011, the International Financial Reporting Standards (“IFRS”) in all material respects, including a reconciliation of significant measurement differences between Canadian and United States GAAP;

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Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit; and

Other matters related to the conduct of the audit that are to be communicated to the Committee under GAAP or IFRS, as applicable.

Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Silver Standard.

Establishing procedures: (i) for receiving, handling and retaining of complaints received by Silver Standard regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Silver Standard.

Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

Ensuring that the disclosure of the process followed by the Board and its committees, in the oversight of Silver Standard’s management of principal business risks, is complete and fairly presented.

Reviewing of confirmation of compliance with Silver Standard’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

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  Reviewing with financial management and, to the extent it deems necessary or appropriate, the independent auditors interim financial information for the purpose of recommending approval by the Board prior to its release.

  At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

  Setting clear hiring policies for employees or former employees of the independent auditors.

  Ensuring the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

  Engaging independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

  Reporting annually to the shareholders in Silver Standard’s Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

  Discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding Silver Standard’s financial statements or accounting policies.

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